ATOM LIMBS

2020 Report

Dear investors,

It's an exciting time at Atom Limbs! Lots of key hires, prototype development, and inbound waitlist demand since our 182% oversubscribed fundraise.

Quick highlights:

1. We hired the who's who of senior leaders from Apple, Tesla, Google, Nike, IDEO to lead architecture, ID, smart wearables, UI/UX, piloting, computer vision. Learn about our world-class team at https://atomlimbs.com/leadership

2. Our waitlist doubled — now 200+ people, $4M+ in projected revenue. Purely inbound interest. We just started outbound efforts and it's already growing 10% week/week.

3. Featured in Fast Company and Axios: https://www.fastcompany.com/90664640/this-startup-is-bringing-the-first-mind-controlled-prosthetic-arm-to-market and https://www.axios.com/anti-aging-drugs-longevity-9ceba4cf-56c2-4702-872f-db09a4fb6972.html

4. Proof-of-concept for breakthrough miniaturized finger motors

5. Proof-of-concept for haptic & kinesthetic tactile feedback system

6. Proof-of-concept for motorized apparel attachment interface + sensor suite

7. Upgraded piloting system: added proportional + simultaneous joint controls for more natural motion

8. Acquired 3,000+ sq ft shop/lab space in San Carlos, CA

9. On track for beta prototype in Q1 2022

10. Release date accelerated forward from 2024 → 2023

11. Selected for 2021 US Air Force "Innovative Defense-Related Technologies" Grant

What's next? We're on track to land the beta prototype in Q1 and excited to host an in-person event to let folks test drive the arm.

We already have amputees and other disabled folks in the office every week testing our prototypes, and look forward to showing more to the general public.

💪 Tyler Hayes, CEO

We need your help!

Share our waitlist with disabled folks (amputees, paralyzed, anyone with limb issues) → https://atomlimbs.com/join

Share our partnership form with clinicians & robotics buyers (eg research universities, mobility companies) → https://atomlimbs.com/contact

Sincerely,

Tyler Hayes

Atom Limbs Co-Founder & CEO

Doug Satzger

Co-Founder & Chief Design Officer

Eric Monsef

Co-Founder & Chief Technology Officer

Our Mission

In 5 years, we hope to have sold 1,000 of our initial Atom Touch arms ($100K-$300K each). We hope to be moving to the Atom Touch V2 at a lower price point ($30K-$50K). We want to emphasize that the Atom Touch arm is poised for both medical and non-medical markets. These future projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Hired heavy hitters from Apple, Tesla, Google, Nike, IDEO to lead architecture, ID, smart wearables, UI/UX, piloting, computer vision
- $4M+ in projected waitlist revenue — 200+ person waitlist, pure inbound
- Upgraded piloting system: added proportional + simultaneous joint controls for more natural motion

The Bad

- Took a bit longer to hire some autonomy ICs than anticipated.
- Couldn't always get amputees in the office as often as we'd like. Got easier once COVID vaccines became available.
- Motor supplies got low in the U.S. for a while so it was harder to get some motors for testing than anticipated.

2020 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$176,814
Net Loss


IOU!

$0 [100%]
Short Term Debt





$42,000
Raised in 2020

$1,000,000
Cash on Hand
As of 08/31/20

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$0
$-176,814
2019

Net Margin: -Inf% **Gross Margin:** NaN% **Return on Assets:** -62% **Earnings per Share:** -$25,259.14

Revenue per Employee: $0 **Cash to Assets:** 100% **Revenue to Receivables:** ~ **Debt Ratio:** 0%

2020-2019_Atom_Limbs_Inc._GAAP_Financials_Audited_v3.pdf

19.12.31_FINAL_Financials_Atom_Limbs.pdf

We ❤ Our 2309 Investors

Thank You For Believing In Us

Kieran Ryan
Sergey Stavisky
Daniel Herrera
Maria Nenita Gaite
Derek Morris
Wardell Carter
Ted Wadsworth
Helen Cholewinski
Patrick Antonio Bradley
Javier Held
Maurice Mauser
Jonathon Rice
Mike Woo
Jeffrey Steinberg
Justin Larry-McKissack
David Macario
Benjamin Harju
Allen Forkell
Erik Bullen
Saravanababu Murugesan
Juan Edward WILLIAMS
Emil I NNANI
Mike Kelvin Esguerra
Tiffinie NELSON-JULIEN
Gabino Garrido
Adrian T Irby
Kim Thomas
Alexander Groenen
Dmitrii Zavorotny
Ann Mony
Jo Ruddy
Nick Naumann
Stelanie Lu Vetta Marshall
Yen M Chea
Wilfrid Forgues
Eric Koester
Ta Tanisha Miller
Anderson Hood
Megan Moran
Jeffrey Ray
Alain Viesca
Bridget Gentleman
Samuel K Ameyaw
Dan Perdue
Roberto Diaz
Nikki Yeager
Melvin Callender
Colleen Coleman Ryan
Will Tyus
Suzie Arruda
Benny Torrez-Cortez
Scott Busse
Jeremiah Rougeau
Alexander Madinger
Robert Izatt
David Watts
Robert Csak
Wilfrid Forgues
Tashmarie Smith
Pradeep Elankumaran
Dierk Jaeger
Artem Rabovsky
Mika Franolich
Steve Bui
Jared Astrinos
Chris Wicke
Jonathan Raymond Dilig
Isaias Garcia
Shelly Floyd
Nobis Sol-Akubude
Brad Morgan
Jacob Amanquah
Rick Muirhead
Erik Dunteman
Clayton Mooney
Jonathan Howard
Heinz J Schwarz
Jack Powers
Bertram V. Council Sr.
Christopher Taylor Gledhill
Lloyd Behunin
Ben Burgess Jr.
Hailey Kilian
James T Lareau
Adric Samuel
Linda Kreitz
Jacob Patterson
James Herring
Neryk Davydov
Austin Montgomery Kerr
Emily Enzerra
Alicia Hupaylo
Kim Leftwich
Saadiq Morris
Peter Caputa
Timothy Andrew Countiss
Abhishake Verma
Heinz J Schwarz
Yoav Getzler
Hatem Rowaihy
Hamish Webb
Jared Seehafer
Joe Vezzani
Carlos Quantrell Cole Jr.
Nolan Keegan
Stephen Massey
Nicolas Radin
Alan Johnson
Jess Javier
Robin Cohn
Lance Burgess
Danny Dee
Omegar Velez
Tom Fecteau
Richard Thomas
Zihao Zhang
Jeffrey Henson
Dawn Tope
Caroline Yancy-Anih
Dian WAREP
Joseph Spidr Corrales
Jason Hinchman
Terence Boga
Christopher Zayas
Stephanie Davidson
Bobby Jardin
Tobias Berens
Nicklesh Madoori
Edouard Arsene Ouattara
Martin Bolton
Muralidhara Chillakuru
Dustin Schouten
Hoshun Lam
Chetan Panchani
Titus Polichnia
Stacia Lucki Roesler
Brody Butler
Cameron Brown
La Tika Thomas
Yvonne Yeboah
Renee Peterson
Tyler Beck
Dirosa Juan
Joyce Larsen
James Anderson
Jose Munoz
Josiah Austin Gulden
Tal Flanchraych
Ilke Seza Babaoglu
Brett Casbeer
Raymond Brown (Venture...
Nathaniel J. E. Scott Jr.
Ron Mercier
Ijeoma Nsaka
Dennis Ramos
James Sarantinos
Thomas Joseph Hampton
Deirdre OConnor
Kevin Kwok
Carmen Castillo
D. William Zero
Gerry Cardinal III
Matthew Rayner
Ian M Pullan
Sandra Arkanoff
Sina Saeidi
Rafael Perez
John K Roberts III
Shawn Paulling
Cody Heisinger
Madhava Chirra
Cory Roberts
Jerry Tsai
Tarwin Stroh-Spijer
Brian Falldin
Mitchell Mandell
Harsh Sikka
Valerie Ward
Alicia Farrow
Jeff Bush
Jo Hemmerlein
Rafael Aybar
Soner Yasti
Thor Andersen
Zaahira Baskerville
Donald Dumain
Andrew Pulvermacher
Joshua Louissaint
Marlon Wilson
Lamont Tanksley
Fnu Anurag
Alan A Flett
Omar Shamsaldeen
Rohan Dyer
Johnfifteenthirteen Aune
Will Chase
James Buster Hull
David Hill
Jessi Kopp
Jonathan Kania
Victoria Reeve Scholle
Jarret L Chaney
Trevor Norton
Paige Shin
Paul Regalia
Kelvin Cox
Charlisa Wynn
Kristoffer Butiong
Eric W. Harding
Ryan May
Tracey Shabazz
Anthony Lee
Katrina L. Fenrick
Julian Mercado
Avery Carlton Fields
Jasal Patel
John A REGIS
Bronson Lovan
Dee VanMeer
Finn Kuusisto
Kenneth M Lahn
Craig J. Vom Lehn
Edward Culligan
Dwayne Campbell
Michael Mentele
Eric Newton
Jo Ann Gage
Sujit Jadhav
Gabriel Gomes Mendes
Christopher Onwuka
Jeff Wilber
Dennis Howard Padgett
Ryan Fain
Andrew McShane
Belinda Agosto
Samuel Uglow
Kurt Huggins
Gregg Korrol
Jean Aristide
William Pennington
James Bellefeuille
Isaac Donkor
Lori Laraine Sookhoo
Cherlyn Quick
Mark Wright
Patrick Auld
Pramod Rustagi
Jack Dwyer
Phillip Kuznetsov
Alex Titkov
Oswin M Browne
Steve J. Smith
Tiago Nakamura
Bruce Harvey
Vail Manfre
Ray N Brenda Lopez
Cj Robinson
Jan Bigum Warming
Michael Campbell
Vincent Radcke
Cory Anastasi
Charlie Gannon
Grant Keyser
Heather Lavon Harvey
Mohammed Yaseen
Priiscilla Choi James
Daniel Therrell
Frank Erwin
Vanessa Lea Tafoya
Holly Donahue
William Laska
Nicolas Frazier
Mark Rockwood
Dawn Chapman
Sandeep Wadhwa
Delljohn Durio
Nadim Kattan
Elliot Koss
Kaye Palm-Leis
Constance OBryant
Anmol Singh
Richard Colling
Isaac Ortega
Michael Smith
Adrian Lusk
Kelly Osifo
Jenny Massey-Walters
Joao Vieira
Matthew Ray Plummer
Christian Rocha
Prakash Dhimal
Ian Howlett
Chiu Chau
Nolan Chai
Philonico Philoniko
Joseph Chan
Cherlyn Quick
Jeffrey S. Brindle
Emmanuel Okosisi
Gabino Garrido
Eddie Dunaway
Chirag Patel
Doc List
Gary Albin
Inamulhaque Saboor
Abhishek Choudhary
Patrick McCarthy
Gerald Muchiri
Andrew Klein
Mohammed W Rahman
Alan Pence
John Rickgarn
Anthony Giambra
Carolyn Gorhambey
Daniel Durham
Jad Haidar
Furqan Rydhan
Christina Truax
Judi Souza
Chima Agbam
Darius A Monsef IV
Muhammad Mneina
David Zhou
Adam Rettberg
Duane Harris
Kannan Govindasamy
Robert Porter
Arvind Toorpu
Buddy Kent
Nicholas Cantrell
Mikhail James Schmalzried
Kyle Rocketman
Nathan Guth
Vivek Ramakrishnan
Domenic Gigliotti
Chuck Klingsick
Sandeep Singh
Harilaos Tsindos
Patrick Kirby Russell
Evgeny Makhina
Fakheruddin M Mustafa
Clyneice Chaney
Isabelle Campbell
Maricela Higgins
Sara Ritter
Anthony Mims
Michelle L Campbell
Maria Marin
Phillip Christopher Daniels
Elith Williams-Holland
Edward Dietze
Niki Hayes
Angela Terrell Heath
Jeff Bond
Josh Levent
Jeremy Davies
Brian Connelly
Brian T. Daniska
Corry Mabry
Vijay Kumar Adusumalli
Juan Flores
Michael Bistreich
Juan Paniagua
Lynn Thomas
Benjamin Shegogue
Lyle McKeany
Zachary Moradian
Brycen Brettell
Just Go Grind
Jasmine Whitaker
Warren Sander
Gautam Singh
Harold Hunt
Wade Jackson
Travis Jackson
Richard M Santay
Michelle Laucke
Dan Ringo
Ilke Seza Babaoglu
Frederick Lowe
Thomas Kiefer
Mark Joseph Ulrich
David Crimmins
Tarun Eldho Alias
Jesus Santiago
Syrena Seale
Arun Velu
Grant Shores
George Weber
Dan Davies
'Imran Razak
Sheila Henriques
Herman Venter
Jay Rosenkrantz
Max CARR
Anthony A Cook
Eric Brook
Lawrence Lau
Donald Dean Casper
Cassandra Carothers
Kevin Li
Fernando Contreras
Fernando Contreras
Brandon S. White
Kelly Jennifer Cobos-Buck
Mohit Arvind Khakharia
Tariq Amin
Rick Turner
Carlin Jointer
Agustin Gonzalez Vicente
Brett Morel
Nicolas Suarez
Adam Mitchell
Hariharan Vedamurthy
Scott Snyder
Emily Faun Cory
Jennifer Prado
Nari Muhammad
Bajon Hunter
Carol Satterfield
Jeanette Williams
David Zhou
David Sirtonski
Errol Vieira
Ksenia Luki
Changu Newman
Carrie Gilbert
Chanse Stock
Dharmesh Mehta
Sean Heskett
Michael HYDAK
Steven Holt
La Rhon Walker
Charlie Moore
Jaylon Calhoun
Jerry Walker
Gary R Kromer
Sarah Haas
Jai Malik
Derek Collison
Andrea Coravos
Jessica Hutson
Dallis Jelani Clendeninn
Madhava Chirra
Akeem Reid Wight
Jilani Warsi
Radek Hecl
Annabelle Simmons``
Freddie Lee Little Jr.
Casey R Jones
Charles Fuks
Wayneand Helen Sturdev...
Chinmay Jayaswal
Sean Stobart
Fares Ksebati
Tim Jackson
Christopher Spadaccini
Adam Hill
Jarvis T. Hill
Ayizan Regnier
Roman Dzadzic
Daniel Herrera
Erik Kennedy
Frank Michel
William Roberto Vargas C...
Steven Pong
Nishant Bhat
Tom Klootwijk
Gary Palmer
Saul John Herrera
Salvador Chavez
Orapin Bailey
Vincent Frazier
Danny Park
Terrance Clanton
Shawn Bass
David Lanfair
Gary Owen
Chang Zou
Kyle Minor
Grady Warren
Khuzema A. Savai
Julio Rodriguez
Omma Givens
Mark Kos
Matthew Hales
James R. Cunningham
Jonathan Lo
Nathan McLaughlin
Jim L Palmer
Mark Meyer
Ne Va
Gary Bercume
Daniel St Juste
Mitchell Mandell
Jaime Montero
Ebun Muhammad
Erika Pedersen Basak
Juan Gallegos
Israel G Bernard
Kazim Mohammed
Stephen A White Jr
Cynthia Gonzales
Jon Whitehead
Dan Fel
Chris Fry
Jim Dubrul
Dwight D Thomas
Rushi Ukani
Toby Welsh
Wale Aboyade

Daniel Raubenheimer	Krystelle Fournier	La Tanya Bynum	Dennis Gonzalez Jr	Hamid Sobbi	Christopher Alvarez-Malo	Harit Patel
Misty FAGAN	Aaram A Kumar	Carla M Moore	Cathy Bass	Alberto Estrella	Tony Kurbanali	Naoki Shibata
Erik Baughman	Mark Olschesky	Ana Reynoso	Gary Stevens	DCAI LLC	Angela Lanier	Jerome Howard
Dan Kerness	Jody Billiot	Hector Flame Gonzalez	Gilbert Soon	Mayya Alocci	Chase McCaffree	Katrina Gregg
Steve Reyes	Ed Loera	Olajumoke Okunola	Steve Wagner	Darwin Campbell	Rebecca S Pearson	Rodrigo Guerra
Brent Barnes	Kave Asadi	Robby TICKNOR	Donald Spear	Hanee King	William Marlin Pickens	Kenneth Gilmore
Gleidison Guegue Batista	Rose Banks	Michael Bolmey	Austin Murkland	Jamael Mayberry	Charles Daniels	Arnaud Hamida
Armando Vargas	Gerard Georges	Jake Silker	Gizmo Martinez	Hersh Parikh	Jacob Law	Christopher Williams
Kimberley D'adamo Green	Luyen Duong	Bryan Schmidt	Rae Russell	Shawn Miranda	John Thompson	Angel Abascal
Gerald Futrell Jr.	Lynne Sonterre	Wayne Gipson	Anthony Prince	David Borg	Adrian R Mandry Mercado	Andrew Milberg
Jeff Hung	Arleatha Brooks	Benjamin Castro	Joshua Bishop	Dan McCullough	Jasiel Moreno	Edward Knox
Devesh Jain	Nidhin Mattappally	Sarah Ghanta	Taiwan Simmons	Jessica Baker	Jon A. Ravenholt	Charles Grange
Jeremy Gilbey	James Osei-Agyemang	Robert Branch	Christian Eschenburg	Yorel Chavis	Anna Baumgarten	Graham Murphy
Kishavan Bhola	Ivan Malpica	Robert Bell	Christopher Diaz	Andrew Workman	Jeff Soelberg	Shaunta Cain
Simon Cox	Jack Tomas	Nathan Spencer	Rob Brown	Jose E. Aviles	Edel Otero	Richard Aguilera
Armand Aguillon	Theodore Shionis	Nicolas Riddell	Sachiko Yuripi	Juliana Tofflemoyer	Douglas Walton	Matt Thompson
Cody Leventhal	Bryan Joseph Robles	Donald Dumain	Salvador Chavez	Nick Naumann	Matt Bornski	Lorene Earl
Banihashemi Roozbeh	Matt Kelly	Ledong CHEN	Wilfrid Jean-francois	David Karpiak	Nilesh Amin	Chibueze Okorie
Brandon Benjamin	Prakash Kharel	Frank B Jones	Mashour Yousef	Alessandro Carlino	Juan Antonio Canet	Shailesh Kunnath
Jackson Alan	William Loewy	Lionel Brown	Paul Kocharhook	David Thierman	Evan Thomas	Brian Gautreau
Sukesh Kohli	Patrick Lundquist	Duke Duncan	Peter Bindzar	Dietmar Puppendahl	Gurumurthy Krishnamurthy	Kyle A Smith
Herve T. Fonkou	Naveen Kumar Dakoju	Paul Dawidowicz	Loren Roseth	Miguel Mascarenhas	Neal Corcoran	Jason Hitchcock
Kathleen Quintana	Alex Lebon	Jack Heald	Theodore Blank	Okwudili C Amaechi	Keny Petit-Frere	Doug Micheletti
Tony Manifold	Ryan Baker	Chris D. Busick	Felix Flores	Delores Cabezut-Ortiz	Guive Nassiri	Kiranmayi Komati
Witold Oczko	Jacob Clement	Roy Rice	Gary Fuller	Betsy Stauffer	Gail Blackwell	James M Menier
Ayanna Bassiouni	Kenneth J Collyard	Steven Burns	Brandy Grell	John Pullen	Jian Zhang	John Steegall
Balakrishnan Varadarajan	Peter Tanzer	Nasir Willis	Sunil Kolawar	Timothy Matthews	Raj Verma	Porsha Melcher
Joel Vernon Blakeman	James Field	Charles Koscinski D.P.M.	Jim Berkey	Paul Jordan	James W Bumb	Lorry Anderson
Joseph R Hannum	William Mendez	Barbara A. PHILLIPS-COLE	Rodney Thomas Fernandez	Satyabhama M	Jason Owen	William Langston
Sara Dixon	Donna Hoepp	Ady Permana	Randi Jones	Doris Rutledge	L N Wrisley Jr & M L Wrisl...	Deborah Michele Adams
Antonio Fletcher	Russell Davis	Jose Nesto	Hutson Rapier	David Dilday	John Trotman	Kanishk Dugar
Rotimi Adedeji	Raejean McCord	Nishan Kumarapperu	Jonathan Lampkin	James C Cheap	Cleveland T. Thompson II	Thomas Charles Layne
Alfred Mbwembwe	Erik J Pisowicz	Michael Lee Strait	Paula Ladne	Tulika Tyagi	James M JANKY	Vance Jarrette Primus
Dottie Keslinger	John Pullen	Angel Park	Michael Wei	Jordan Robison	Timothy Dickens	John Felgate
Mike Roussel	Owen Clark	Joy Herzog Caldwell	Sarah S Pollak	Vamsi Addanki	Nathan Stucky	Dr. Michael Sharrock
Bonita Cartwright-thornton	Aniket Patil	John Pereira	Kingsley Asare	Alexander Verblest	David Marks	Edward Luci
Milford Hart	Van Elsby	Md Safayat Hossain	William Dupree	Roger Finley	David Jones	Victoria Cabanos
James Scott	Dwight & Sharon Austin	Ben Custis	Vung Mang	Derrik Oates	Catherine Murray	Harry S. Lombardo Jr.
Virginia Ryker	Najeeb Haddad	Debbie Beers	Johannes Korteland	Paul A. Kalcic	Randy Sauder	Sara Basham
RAMON PASCUAL	Juanita Martino	Clyde R Anderson	James Zeetehkenz	Harley Alloway	Brett C. Olsen	Bryan Dexter R. Ditol
Ivan Lopez Muniz	Christie Okoroafor	Lionel Leander Bolton	Fermin M Mendez	Bryan Porcher	Ervin Starr	Dinesh Kumar DHANASE...
Quentin Cooks	Prudencio Merino	Kathleen Quintana	David HIGHTOWER	Rosemary Feord	Brian Hooper	Navneet Latawa
David J. Steinberg	Morris Gelman	Ankush Grover	Warren Higgins	Jon Rodriguez	Joven SALA	Scott Ryan
Guangquan Zhao	Philemon Strahm	Dvir Gefen	Vivek Sachdeva	Stephen Andrew Hearn	Neil Dwyer	Andy Santamaria
Hariharan Viswanathan	Kim Rohrer	Samy Danesh	John Watson	Emre Tanirgan	Drew Edmond	Alex Behrens
Amanda Luciano	Katelyn Donnelly	John Dallas	Brian Clark	Melvin Straub	Jon Hegranes	Andrew Dale
Jennifer NGUYEN	Nate Wyne	Joselle Gacusan	John G Dallas	Adam Griese	Brian Y	Barry Enderwick
Devin Elliot	Adam Evers	Lukas Kawerau	Justin Zheng	Michael Glaesemann	Max Kabachenko	Jacob Mathew
Elisha Johnson	Jameson Lee	Anne Dorsey	David M Baldwin	Edward Scofield	David Moore	Lauren Olson
Brian Kratz	Nicholas DeLaPointe	Arvind Nagarajan	Tom Williams	Michael Taylor	Lisa Pham	Christopher ELLIOTT
Mohamed Abdi	Sandy Toth	Bradley Feinstein	Jeff Landrum	Wasantha Weerasekera	Bradley Stanley	Lineesh Thamaran
Max Davenport	Frank Scardino	Andrew Israel	Nicole Menard	Philip MacCabe	Emmy Almaraz	Desi Atanasova
Andrew Foxwell	Matthew Sargeant	Kimber Olson	Jason Tastsides	Kai Leonhardt	Mohamed Al Suwaidi	Michael Rand
Aleksandar Chalakov	Michelle Ralston	Jason Lapay	Chris White	Sherine Grizzelle	Alexandre Garnier	Flynn Balin
Patrick Enweronye	Darlington Etumni	Janci Solar	Mohammed Sami	Wei Su	Vinay S	Zachary Apte
Geminis Chacko	Francisco Sauceda Jr	Narain KAMNANI	Prabu Manickam	Nathaniel Elliott	DARREN MCINTIRE	Stephanie Ferguson
Joel Newman	Rosemarie Proschold	Sandip Sen	John Brooks	Peter Banos	Wanda White	Erin Inman
Jonathan Gruner	Alan Coleman	John Hammar	Yusuf Salloum	Anthony Luna	Tom Brooks	Bryant Carreno
Andrew Breyer	Stefan Depner	Debby Clark	Webster Thomas	Sam Zoloth	Eric Yost	Michael Murphy
Louis Ybarrondo	Madeline Lauf	Robert Garner	Brian Rockwell	Richard Machina	Stacey DuBois	Cooper Walter
Khris Persaud	Enos Smith	Paul Hurezau	Elizabeth Bina Ritter	Nirmalbhai Patel	Gary Katelansky	Joseph M Winesburg
Mike Sechrist	Eric Petterson	Monica Easter	Christopher Scott	Richard Lewis	Tillman Maxwell	Joseph Scott
Lawrence Planamento	William Benion	Jake Goldblum	Paula BENNETT	Richard H Brehm	Jim McMahon	Jeffery Brawner
Andrew Limanni	Raymond Nuenke	Louis Stephane Lobe Lob...	Taylor Germain	Donald FEDERSPIEL	Dean Settle	Gary Smith
Donna K Freeman	Robert Yeoman	William Basara	Lon HOSKINS	Angik Sarkar	Thomas Faletti	James Lewis
German Morales	Rodney Cartee	Shari Weiss	Lynda Chapman	John Iwasin	Cody Allen Hansen	Philip Benjamin Hay
Tod Mesirow	Jeffery Muller	Valerie ALEXANDER	Brian Fischer	Renan Garcia Santos	John Turner	Kevin Chow
Betty M CULPEPPER	Gerard S Wilson	James R Cole	Michael Lee	Karolyn Son	Rupinder Randhawa	Kumiko Oga
Carol Davids	Stefan Garlick	Sharad Saxena	Kyle John Steinle	Michael G Nelson	Priscilla Cambric	Billy Brown
Damone Alexander Rence	Mike Musso	Joel Sycks	David Miles	Sheldon Cohn	Randall J Gordon	Dave Huppert
Chirag Sudani	Clareice Chaney	Javier Rosa	Moshe Kaluszyner	Gerard Dyson	Pamala MEADOWS	Carmine Barone
Hector Perez	Naga Amarendra Gutta	Daniel Green	Lavonne Wallace	Tuan Nguyen	Yer Vonda Colbert	Larry E Proud
Dominique Viard	Hubert Kumar	Lasse Saaristo	Ann Marie Chinelo EKWUE	Priyakant Patel	Daniel Peters	Blaine Cram
John R Leary III	David Ray White	Amy Cima	Krishna Tadikamalla	Robert Johnson	Yogendra Kumar Patel	David W. Apts
Bandana Neupane Poudel	Elaine Haley	Andrew Lam	Brian Helgeson	Maria L BECERRA	Michael DeLaMater	Indu Vishwakarma
Ronald E Harrower	Jarred Hall	Bert Socolove	Walter Korpacz	Barbara Zurawski	Sandra Lee Jones	Steven May
Jonann Marie Hall	Donna De Matte	Adam Fundament	Congruent Marketing	Nathaniel Yarrison	Paul Thomas	Eric C
Brenda Chae	Yolanda Ayala	James Pyland	Jeffery Mack	Patrick Giunta	Robert Resnick	Roxanne Shell
Clarence Disharoon	Bob Regan	Reggie Neal Cook II	Fidel Toscano Salamanca	Kari Zaher	Joshua Lambertsen	Kirill Kuznetcov
Fred Runco	Steven Frazier Child	Garry CHAN	Kirk KILMER	Kayla Jones	Keith Ello	Jered Fahey
Paul Richie	Jonathan Bonaventura	Isabelle Campbell	Kirk Kuespert	Cassandra Johnson	Mario Sapone	Fabio Pencle
David Hill	Johnny Jenkins	Kalyan Veerina	Dean K Taylor II	Joe Kirkner	Nelson Vega	Daniel Roberson
Brett Dunson	Donovan Parker	John Reuter	Jude Nicholson	John Mauriello	Scott Varner	Joshua Ginsburg
Seshadri Chintalapati	Anilkumar Patel	Carmen Johnson	Robert Clark	Wael Anwar	Venkata Krishna Chaitany...	Ivaylo Penev
Fabiano De Val	Michael Euston	Brandon Katz	Marc Schenker	Shailesh Bhakta	Adam Rivette	Sid Moss
Amarri Cheeks	Chris Tran	Skip Barnhill	Arlan Shores	Peter Chrustowski	Brian L Lancaster	Rodrick Ellis Loud DDS
Joe Huss	Jason Huskey	Ron Jackson	Cary Boers	ANSHU VAJPAYEE	Matthew Pace	William Bertolasio
Carroll GLASS	John Stampfli	James Clapp	Selvin George	Craig Cooper	Paul Claybrook	BRIAN WILLIAMS
Herlina Toler	Dr David Carnes	Brian Rolfs	John Segura	Seyoung Lee	Robert Symmank	Randy Evans
Nathan Marshall	Himaja Banthikatla	Thomas Weber	Johnathon Hollis	Pious Teah	Michael Luciani	Paul Guinzburg
Edwin Mckaughan	Dilpazeer Ahmed	Alexandria Burkard	Rick Vonoppen	Amer Dastgir	Anand Swaroop Rastogi	Everett Lindsey
Russell G. Lewis	Bruce Houck	Janarthanan Rengarajan	Ora Meeks	Joshua Johanan	Joseph Oseghale	Michelle Nicolai
James R. Winston	Michael Matthews	Morris Spencer Deutsch	Srinivas Bolisetty	Robert A. Joseph	Thomas Blanchard	Chinyere Loveth Duru
Ron Lemberger	Michael Griew	Colby Rose	Christian R HOLSINGER	Randy Kohn	Du Wayne Griepentrog	Rick Johnson
Valentino Chua	Anna Marie F Smith	Randall Brennan	Will Buckner	William Ford Hebner	Sandra Lee Swiger	Mohammed Amin Malek
Steven Bevacqua	Steven Zwiener	Dwayne Moss	Yaniv Dahan	Jiven Flores	Daniel Bender	Daniel Guzek
Daniel Carrasco	William Krupinsky Jr	Pattie Mercadante	Anthony Fox	Denis Collins	Sandra White	Barry R. Willis
Renaldo Snchez	Joel Digby	Gilberto A. Ortega	Richard Surmont	Sean Hong	Thomas Edwards	Collette McCray
W M	Scott Snyder	Jin Woo Park	Sean Phibbs	Rodelio Bandeleon	Chris D. McCarty	Mohammad Salman Siddiqi
Adrian Willcox	Troy Williams	Richard Burgos	Alex Lukavenkau	Baizli Dodard	Gregory Coleman	Danny B Draper
Avrohom Heimowitz	Matthews Nyaku Malebana	Amara Duru	Michael Rabie	Margaret Strickland	Myron Thomas	Robert Kwiatkowski
Skandarajan Rajaratnam	Matthew Miller	Romeo Coronacion	Kirk McDevitt	Hui Feng	Stephen Mangiameli Sr	Frank Durham
Sean Brandel	Michael Steward	Anthony Girshin	Tanya Williams	Frederic Lafon	Douglas Snyder	Aidas Masiulis
Kevin Smith	Steve JOHNSON	Judith Fay Gruber	Sean McCutcheon	Jose Valdez	Sanjay Das	Kelly Gremley
Willona Torres	Sunny Chea	Maxwell Ubah	Antonio Rosa	Chester-Castillo Morales	Robert D Nock	Rich Goodman
Robert Z	Nicholas McKinney	Christopher Leahy	Anthony Cardenas	Joseph Troy Wilson	Venkata S Badri	Dustin L Damron
Vamsi Doddi	Zenon Carrasquillo	Sanjay Patole	Niki Pasricha	Reginald Young	Walter Jones	Jesus William Martin
Rhadimir Arcilla	John Ken Idomele	Dennis J Eakin	Raheem Adams	Ronald Casquejjo	Wenzhuo Wu	Ying Liu
Michael Till	Mahnaz Taban	Erica Chapman	Gregory Pugh	Loris Pilar	Alan Burnes	Anthony DePalma
Theodore Pashko	Dana White	Jamie Laughton	Kevin Merrill	Jemal Earle	Jon Angleton	Vivek Bahl
Cc Ramirez-Forghani	Judy Padilla	Aaron Duque	Kenneth J Gibson	Keith Otuomagie	Raja Mallepeddi	Colleen Braun
Prakash CHAVDA	Kia S Alexander	Soo Choi	Darnell Dickenson	Chris McDermott	Alan Rasidkadic	Olufemi Adedayo Ojo
Christopher Dean Catlin Ii	Mitchel Hoban	Melissia Boyd	Gary Thomas	Ashwini Thoutireddy	Ameen Ali	Arnold Ngereza
Jack Levy	Rodney Joseph	Omar Qureshi	Joseph Sabol	Antonio San Martin	Karina Blanco Garcia	Michael Kemper
David Cox	Kon Wilberg	Helen Huang	Princess Verlyndia Sharne...	Rajeev Verma	Sourabh Dhawan	David Bowman
Luis Villarreal	Jan Wieronski	Manojkumar S. Patel	Jerry Lott	Roberto Contreras	Jason Chandler	Mikel Echeverria
Michael Yaldezian	Dave Huth	Otaibi Alshammari	Kenneth J Scary	Tony Bui	Amy Brackman	Jerry Cleophat
Darshanan Hiralall	Abraham Araiza Tapia	Franklin E Njubigbo	Liyaqat Sayeed	Zachery Collins	Kalle Pihelgas	Walter Looper
Adam Martin	Fatima Abdulla	Jermaine Sailsman	William DAntuono	Derwick Graham	Vartan VARTANIANS	Donald D Ludwig
Trina McKee	Steven Liu	Robert Gemmill	Jeff Sendbo	Christopher Niemann	Mick Hall	Kenneth Hollenbeck
Alwyn Lerone Foy	Michelle Dunlap	Raul VASQUEZ	Leonard Metildi	Johnny Her	Patrick Race	Oscar London
Pedro Fujiwara	Takashi Hasebe	Darnell Hatcher	Fredelin Vil	Clive Harold Abbott	Alan M Angeloni Jr	Betty J Abrams
Harris Tracy	Daniel Phillip Barrett	Mehdi Khan	Josh Ross	Jay Jung	Warren West	Jesus Aguilar
Christian Arnold	Suzanne Weicker	Lisa Kain	Gaia Bianchi Di Lavagna	Adam Hussain Mashraqui	Sean Noble	Ben Scary
Cindy Sun	Tyler Routley	Jose A Gelpi	Robert L Hughes	Philip Boas	Brett Layser	Robert Sprague
Gwenna Hunter	Kevin Rivera	Angela Davis	Sebastian Marker	Donna Laughray	Joe Bettinger	Charles Parnell
Duc Cong Danh Luong	John A Kosowsky	Randal Wayne Stockwell	Gregory Grasso	Chad Richard	Silver X	Nicholas Hernandez
Jeffery Genery	Teresa L Whitney	Robert Lawrence	Alexander Hoehn	Cliff Calvert	Jean Charlot	Jason Homesley
Nima Talaie	Ramsey Veitch	Jose A Jimenez	Belva H Baxter	Md Fariduzzaman	Andrew Whitehill	Manoj Kunchala
Michael BUCK	Federico U. PASCUA	Jose A Gonzalez Quinones	Salem Abdulsiam	William August Hites	Bill Wong	Arun Ramachandran
Patrick Halladay	Louis James Chaney	Ramesh K Tentu	Garry A Turner	Dysheash Colvin	Nikos Thlimmenos	Derrick L Pettway
Francis Atkins	Mason Gallik	Justin Cooke	Lauren Davis	Robert Basse	Eric And Teshara Livingst...	Clydell White
John FENNINGER	Linda Bankston	Jayson Stjuste	Mark Alberstein	Jeffrey Sturm	Nighat Khan	John Marcello
Ricky Mac	Venkata Sundaragiri	Tuyet Tran	Renee Roy	William Herbert	Oddny Margret Stefansdo...	Ronaldo A Marine
Keith Benson	Isaiah Hasselquist@yahoo...	Mark Dewey	Karunakar V Cheruku	Cbi ENT	Justin Allen	Tonia Willekes
Armando Santoyo	Joshua Johnson	Ericka Contreras	Kiva Ashby	Penslarinn Ehf	Mark Haemmerle	Ronald Ardary
Jose A Dismaya	Jake Williams	Alyssa Nowak	James W Hammonds	Noel Lewis	Michelle GARRETT	Jon FETTIG
Ralph Cineus	Loren Pak	Elliott Jin	Michael Brown	Dominic Cocchiarolla	Jake Satko	Christopher Collins
Ekundayo Babatunde	Virgilio Yabut	Bruce Houck	Janci Solar	Jarred Hall	Krishna Tadikamalla	Anilkumar Patel
Nwanneka Koggu	Matthew Johnson	Jason Bodemer	Matthew Koch	Jeremy Hall	Steven Morgan	Kyle Bowmer
Richard Parente	Kanethia Daniel	David Zhou	Anthony Silva	Rakesh Amarnani	Nitin Chauhan	Gabriel Varly Ferreira
Bryan Erickson	Fred Leavitt	Abel Silva	Grace Almeida	Joe Murray	Michael Teske	Jimmie Wolf
Akshit Desai	Jason Hong	Allen Green	Lipsa Sarangi	Albert LHomme	Christian Holbrook	Randall Gilliam
Joe Robert Cotton	Lorenzo Lionheart	Anil Kumar PATEL	Phoebe Nir	Joseph Chang	Paris Morgan	Mark Schoning
James Giammona	Alicia Anderson	Li Ann Wong	Venkata DIDUGU	Brian Rosipajla	Lorraine A Blanchfield	Grant Gordon
Kent Nitta	Michael Chin	Gary Ballabio	Caleb Jones	Maureen Muldavin	John Corrigan	Walter Chen
Mary Jordan	Gabrielle Moise	Perry Propst	Bradford Curry II	Paul Machemer	Jason Luckmann	Ban Yoon
James Orr	Howard Kohn	Norman Scott	Joshua Lieb	Valerie Pietrowicz	Miranda Ramirez	Cindy Bickel
Christopher P Ortega	Shabana Insaf	Taffany Potter	Inez Holt	Theodore Watson	Lawrence Chong	Allan And Betty GRAF
Erika Pineda	Chad N Ava Vickrey	Mark Powell	Felicity Rae Gernert	Howard Simms	William Johnson, IV	Rachel Liberman
Michael Foleen	Michael Bruce MACQUAR...	Keith Martin Stiger	Scott Montgomery	Jeffrey Mathis	Karen McNeill-Utecht	Philipp Muggli
Tramaine Myers	Catherine Chapline	Donald V Stitz	Max Feist	Kenneth Leung	Carlo T. Sisco	Venkataramana Yella
Linda Willis	David Huntley	Mark L Major	Brian Causey	IRA Horwitz	Tim Nelson	Willis Blakely
Agatha D Awuah	Dushime Thierry Uwitonze	Chris Finkbiner	David McDonald	Gregory Witkowski	Jason Gardellis	Samuel Ryan Stuck
Henry Wintz	Sydney Sheng	Vincent Wosneski	Jason Tse	Nathaniel Rodriguez	Leonard Chijioke Ezenwa	Kevin Harris
Devin Spencer	Darell King	Zahed Hossain	Kenneth S Snurr	Kaylah GILBERT-DUHART	Aaron Antonelli	Femi Daramola
Ajamu Giscombe	Mike Brun	W Kim Colich	Courtney Stekoff	Rachel Bain	Joshua Schmick	Raylan Jennings
Joshua Taddeo	Veena Shahi	Mary L BRACE	Arthur House	Troy Sibson	Scott Christenson	Tyler Hungate
Mary Huisman	Jay Jewell	Gage Penselin	Felipe Duran	Patrick Brock	Kenneth George Skinner	Ryan Cordell
Ian Daniele	Samson A. Henrilus	David Burns	Danielle Keller	Frederick Reed	William COLEMAN	John Ordway
Brandon Sutton	Andrea Bliscik	Glenn F Burger	Alec Arthur	Jason Hanigan	Mitchell Kramer	Mike Diaz
Johanna Colling	Zachariah Templeton	Joseph Robert Sowell	Robert Barnes	Perpetue Emile	Suresh Challapalli	Sridhar Manthena
Aurelien Le Clanche	Meenu Sood	Thomas Holender	Samuel Barreto Jr	Christine GRAHAM	Justin Manzi	Daniel S. Friebis

Chris Silveri	Victor Jackson	Peter Giammanco	Lorene Evans	Keith Brown	Ricardo Arnau	Omigbade Escayg
Tyler Hunter	David Kilroy	Ben Watters	Cody Chlebowski	Alan McCabe	Jeffrey Allen Knowles	Celestin Babulic
Willie Carnel Irby	Angela Reis	Ron Stiell-Williams	Trevor Beck	Angela Johnson	Leonardo Prieto	Tim Wardlaw
Cecilia M Tellez	Jacob Han	Brenen Shea	Sheila Wilson	David Lee Williamson	Aisha Braddix	Felicia U Bassey-Akamune
Brooks Farmer	Regular Investor	Darcy LeClair-Palmer	Darlene Riley Wallace	Zakaria Chehab	John Richard Holdsworth	Henry Garcia
Akeem Sudds	Jorge Garcia	Ravi Patel	David Greiner	Marco Gutierrez Leon	Robert Schifano	Aleem Javaid
Steven Flisler	Henry M Martinez	Amber Barker	Darrell Mitchell	D'andre Guess	Rafell Encarnacion	Frances Franklin
Scott J Manning	Clara Rivera	Tom Micele	Sam Fairhurst	Lori L Greening	Nathan Frederick Kline	Darren Dabner
Wendy Daniels	James Martella	Andrew Stein	Cherry Chin	David Burt	Chad Soles	D. E. Gill
Michael Devoney	Rudy Preis	Hsiang Yu Lee	Justin Estrada	Paul Elkinton	Hannah Q McCullough	Lydia Freedland
Jean Milleret	Amarjit Pannu	Izuchukwu Onyia	Dena Levenson	Brittany Barron	Margarita Zhivkova	James Taylor
Vincent Corsaro	Dallas Victor McClanahan	Amit Bhardwaj	Bersabel Tadesse	Michael Brown	Madhukar Chintalapudi	Troy Dreesman
John Pine	Hermann Weber	Umair Ansari	U Dievenich	Steve Hancock	Yasmin Rehman	Chad Jones
Gary Kinder	Devin Hanson	Chaunda A Jones	Mary Benefield	Ernest Swauger	Tina Fina LINEBACK	Kevin Ramnaraine
Phyllis Hamm	Richard Martin	Jeffrey W Croomd	Nagapradeep Sanikommu	Jesse Deol	Roland Addy	Ivan Korenacka
Marcel Clopton	Lilliam Dejesus	Natalie Merceron	Andrew Boyd	Mat Sherman	John Huddleston	Christopher B Burke
Damon Spencer	Jason Brauer	Latroy Wands	Jinny Uppal	Paul Gates	William Mackay	Carl Gittens
Harrison Hall	Jeffrey Wicker	Varadharajsah Gajapathy	Christina Peterson	Osvaldo Freire Fonseca	George Krupinsky	Jean Reginal Israel
Vyne Johnson	Samuel P Pak	Noah Williams	Spencer Jones	Jason Lutes	Stephen Rice	Manjit Singh
Steven Varao	Alyson Straub	Robert L Chenery	Ryan Boyd	David Townsend	Dr Sipka Sandor	Rudy Trejo
Alexander Cruz	Armando Torres	John Dukes LII	Jody Tafoya	Satwinder Singh	Kathy Oleszkowicz	James Engelthaler
Kenneth Roberts	Vladimir Bojcev	Achal Agarwal	Mechelle YOUNG	Mohamad Haidar	William Edward Moore	Bob Endicott
David Posocco	Caralee Ryan	Charles E James Jr	Alain Salvacion	Donald L Helgeson	Robert Milleret	Kevin Anderson
Anthony Marzano	Randy Sthokal	Bradley Rawson	Elizabeth Skalla	Alison Grace ALLEN	Hiram Wong	Austin Favero
Vishal Arya	Bernardo Miranda	Dawn Elford	Donald Barnes	Daniel Sutter Melzer	Jenol McLinn	Jeffrey Moon
Sherri Reinschmidt	William Brown	Ariel Alepuz	Rami Taha	Jeremy Endel	Denise Kacura	Derek Smith
Robin Yancy	Oscar P Coward	Tae Paek	Henning Wilbert	Michelle A Depew	Gaetano Shaner	Sean Tan
Eugene Swann	Nathan Kearby	Courtney Balvanz	Lohit Kumar Rangineni	Shelly Kennin	Marina Marjanovi	Jennifer Del Rio
Alice G Lambur Ponce Pe...	Matteo Avallone	Jacob Glover	Jamila Simone Pitts	David Koogler	Paul Kapsar	William PICKETT
Romana Reyes	Ross Laing	Supreme Dorvil	Stephen Berman	Edward Pimentel	Hua Wang	John Kobe
Robert Shondell Lewis	Francklin Pierre	Shelby Thuruthumalil	Lynn Francis	Raquel Reyes	Robert Stewart	Robert Falai
Nicholas Smith	Edward Nako	Grigorios Zachariadis	David Metcalf	Ramon Ferguson-Walker	Garth Bauman	Aaron Fassou Flahnma
Steve Parks	Richard Garza	Ahmad Altraiji	Kevin Lindahl	Diane Zaballero	Shashawna Coombs	Dc Smith
Anthony Cox	Kameel D Farag	Damien Courbon	Pierre Ricard D. Pognon	John California Lo	Sawyer Herweh	Alexander Lucero
Tomy Tello	Ace Bayot	Alvin Harris	Johnny Webster	Abegail Pamittan	Ventley Young	John Stuster-Kim
Scott Lobato	Lidia Godoy	Julio P Vitug	Travis Zadikem	Iya Samangnet	Adam Evans	Angela C Keller-Sanchez
Glen Zimmerman	Nicholas Amlaw	Chirag Patel	Veera Pratap Reddy Bom...	John A Monaghan	Christian Jimmy Mori	Charles Gardner
James Goldberg	Phillip Espejo	Gerrad Esnault	Helen Randolph	Booshan Rengachari	Andrew Lee Rutherford	Mrinal Bhoumik
Wilson Har	Nicholas Hamilton-Cotter	Nathaniel Biddle	Dion McGhie	Tremayne LaMont	Greg Wright	Khanh Nguyen
Siri Boggavarapu	Monuella Murry	Isiah White	Zhirayr Sargsyan	Carl J Mucciolo	Jason Lee	Dipendra Tiwari
Jelp Shinholster IV	Carlos Fernandez	Thomas Drout	Khurshed Birdie	David Matthias	Joel T. Creider	Fredeline Bellot
Doyle 'Skee' Dodson	Scott McKnight	Arione Williams	Evelyn Garcia	Hardeep Singh	Chanya Roye	Ruben Ibarra
Steve Smith	Mark Bradshaw	Jordy Mazariegos	Jared Golatt	Chris Mosher	Peggy Ritz	Scott Malthouse
Regina Sims	Paul Bickerton	Angela Reynolds	Jovian Schaeffer	Linda Powell	Joseph Marson	John Jacob
Randy C NORRIS	Steven Stanley	[First Name]Eileen Largie	Jim Whelan	Christopher Hebert	Gianni Williams	Mark Bozulich
Jacobson Schwager	Claudette Romage	Anthony Maranville	Julio Sanchez OREA	Vern Prochaska	Nick M	Jaime Padilla
Lance Assam	Melvin Lyles	John Prestidge	Bernadette C. Jones	Tosha Wallis	Joseph Anthony	Jamin Jones
Kenneth Loren Alford	Josiah Bush	Johnny F Monrose	Michael D Helm	Arcangelo Ercole	Richard Stokes	Robert C Achoe Jr
M Ary McMahon	Robert Curley	Mauricio Lillo	Sead Pepic	Stephen Mar	Jacoba Smith	Matthew Yerge
Florian Heinhold	Michael Scaringi	Robert Convery	Robert Trocke	William Daniel Holmes	Joseph Lovanh	Debra Manoff
Daniel Kim	Dominique Pineiro	Jason Quiros	Joseph Condon	Kodandaramireddy Singa...	Mohammed AlAbdulkaree...	Steven Bykowicz
Brian F Kipp	James Driggers	Paul Tyler	Archit Saxena	Younes Qawasmeh	Rasik Patel	Sumith Jain
Jose Osorio	Jermaine Thomas	J Anthony Giacomoni	Bonita Johnson	Samuel Cameron	Tyler Self	Nikunj PATEL
Peter Meade	Pavel Cerny	Joseph Cox	Mary Tomas	Alexander Prince	Darrell Stack	Justin Smoot
Dalton Martin	Brian Pierce	Brandie 'Freya' Mannon	Zachary Hanks	Frankie Osborne	Melissa Givvines	Barbara Huddleston
Karim Blake	Ram Mullapudi	Adebola Erogbogbo	Nelson Cadiente	Liam McGhee	Yechiel Grunfeld	Melissa Keeler
Claudia Palombo	Rocky MOREAU	Robert OHare	Melissa Shearer	Joshua Melendez	Jon Hunsinger	Richard B Daugherty Jr
George Harris	Eric Timm	Bruce W Robison	Sybil Conley	Sara Puls	Ronnie Allen Jr	Menachem Grunfeld
Kevin Cooper	Bimod Bhaskar	Eran Swears	Tanisha Brown	Hemdeep Dulthummon	Rianne Pellius	Maninder Goel
Aravindh Janakiraman	Timothy Odom	Jason Rodriguez	Ruth Watkins	Marissa Quintero	Rajkumar Nattamai Subra...	Ghanshyam C Ratanpara
Jayakumar Dwarakadas	Kim Washington	Catherine Whitney	Prashant Shinde	Erin Bolden	Iris Nevins	Tanmay Jain
Jennifer Basilio	Wayne W Reece	Nezamur Mollah	Gregory Ow	Daniel Kolsoi	Brandon Thomas	Dshawn Diab
Alaa Alawi	Imran Gohar	Julie ELCOCK	Geraldine T. Riley	Carver Lewis	Elio Najem	David Benkes-Toth
Zachary David Mangum	Gideon YORKA	Aaron Millman	Andrew Clark	Rocco Giustino	Alan P Evans	Michelle Vanderwey
Jeff Nail	Jeff Johnston	Joyce Cudanes	Reggealika Bailey	Vedran Cankovic	Bralyn Ladson	My Dung Do
Patrick Yonally	Neil Evans	Daylan Pellum	James O'Laughlin	Scott Davis	Brian Krupinsky	Tutrinh Huynh
Fira Rabkin	Peter Bradshaw	Adesoye Yosoye	Shoaib Mohiuddin	Justin Rohrbacher	Ruth Villarosa	Caleb Bryson
Patrick Sullivan	Gregory Williams	Yulisbel Hines	Sundip Malik	Andrew T Singerhouse	Andrew Serrenho	Anthony Tomas
Tracy Garin	Yehoshua Yifat	Patrick Brennan	Logan Serbin	Brandon Watts	Karthick RAJENDRAN	Michael McAlpine
Vasseur VINCENT	Shawn Davidson	Jagsir Gill	Ayi Hunkede	Tony DeFede	Nam Nguyen	Kevon Joseph
Tejaswi Anugu	Stanley Eduardo Slinger	Kwasi Sarfo	Rohit Goyal	Stephanie Moore	Felix Rodriguez	Johnny Adams
Matt Zeglen	Dan Revel	Mustafa Anas Mohammed...	Erika Johnson	Yaralisse Santana	Duff Holcomb	Ramandeep Shahi
Kevin Blacker	Kevin Hudson	Anthony Cugini	Jonathan Sanders	Ron Myers	Haim Nigri	Isiah Loyd
James Taylor	Philip Benjamin Hay	Jacob Mathew	Jim McMahon	Mario Sapone	Thomas Faletti	Clarence Disharoon
German Morales	Anna Marie F Smith	Patrick Giunta	Brian Rockwell	Miles Albert	Al Ops	Paul Hsieh
Paul Sundelson	Shawn Becker	Dana McCaulley	Wegens Heurtelou	Robert Ivanhoe	Govarthanan Rajendiran	Jack Topdjian
Anne Oshman	Broadshade Investments ...	Grant C	Matthew J Donovan	George Wisniewski	Linda Kollofski	Steve Peterson
Scott Perkins	Rafael Salas	Kaveh Banihashemi	Naga Silpa Kakani	Aleksej Trefilov	Kenneth J Bachini	Paul Kuehne
Michael Beani	Mitesh Panchal	Chi Yeung Jonathan NG	Colby Holliday	Raju Angani	Kyriacos Skevas	Mike Mathioudakis
Jason Kennedy	Premkumar Ramamurthy	Ms Gretchen W Sherwood	Shahid Insaf	Charles T Pick	Jose Corleto	Yvette White
Pang Ching Herng Jerome	Shlomo Teichman	Robert HECKLER	Steven Stone	Brian Doyle	Abhilash Reddy	Tyler Barth
Andrei Gheorghe	Stergos Machlis	Dariana Francois	May Ngai Seeman	Douglas Hopek	Brandon McCafferty	Felice Giannelli
Sanjeev Munjal	Sanjay Kuruvadi	Kevin Houser	Dominick Alongi	Hongshi Xu	Marc Saddik	Gregory Alan Cole
Gianfranco Giannella	Charles Edward Jones	Hazel Brown	Nikola Tchouparov	Renee Schaeffer	Mohamed Almheiri	Midhat Qidwai
Cindy Armstrong	Chang Woo Lee	John Hwung	John Kaye	Brian Carroll	Rabbe Ringbom	Jeffrey Tynik
Tim Hofer	Mark Kroehler	Lucy Long	Vikram Srinivas	Nalini Durgana	Kim M Peterson	Rubina N Iqbal
Edward Butler	Eric Burgess	Maturu .S. Rao	Bhumishwar Gautam	Luigi Lancia	Kurt Laestander	Yule Chen
Jim Palmieri	John Lee	Kalman Kaplan	Stephen Yoskowitz	Frank Cunningham	Richard Campbell	Daniel Muccio
Hellen Mbithi	Paul Isenbarger	Hung Luu	Joseph Woods	Jayasree Deekonda	Edward Kelly Medlock	George Braun
Stella Beckhart	Sudhakar Subashchandra...	Vincent J Collins	Clint Lipczynski	Sreenatha R Palnati	Timothy Jones	Federico Airo
Octavia Hristea	Harsha Tamatam	Valerie Griswold	James Johnson	Prince Kumar	Christopher Queitsch	Georgios Askounis
Kamila Daniels	Shinyoung Hwang	Francis Liu	Craig Ephraim	Sandeep Sagoo	Kathy Ross	Rosalie Whitley
Geogy Philip	Amar Singh	Paulo Ferreira	Carl N Oerke Jr	Nathaniel Dean	Peter Forte	Jonny Price
Marisa Trapani	Daniel Ha	Jiwon Moon	Olivia Li	Gadi Borovich	Jake Suggs	

Thank You!

From the Atom Limbs Team



Tyler Hayes

Atom Limbs Co-Founder & CEO



Doug Satzger

Co-Founder & Chief Design Officer



Eric Monsef

Co-Founder & Chief Technology Officer



Erik Shahoian

Chief Architect

Veteran technologist with world-class track record at Apple, Tesla, Seismic & Immersion. Founder of 2 medical device companies. 35+ years of automotive, medical, aerospace & robotics product / R&D experience. Named on 120+ patents. Engineering BS.



Kar-Han Tan

Chief Machine Learning Scientist

Seasoned Artificial Intelligence, Robotics & Computer Vision expert. Former VP of Engineering at NovuMind, Managed R&D at Singtel & Epson, Head of Advanced Development at HP. Named on 60+ patents and 5000+ citations. Computer Science BS, MS, & PhD.



Greg Springer

Chief Scientist

Engineering exec frequently sought out to solve the hardest problems. Previously with Apple, Google, & Glydways. At Apple, Director of HW Engineering - Core Architecture, and led Thunderbolt standard development. Named on 50+ patents. Engineering BS.



Albert Chi, MD, MSE, FACS

Chief Clinical Officer

Associate Professor of Surgery at Oregon Health Science University. Former Medical Director at Johns Hopkins Targeted Muscle Reinnervation Program & Applied Physics Lab R&D. Lieutenant Commander in US Navy Reserve. Biomedical Engineering BS, MS & MD.



Meg Grant

Smart Wearables Lead

Wearable technology engineer. Textile embedded product experience with Google, Honda & Seismic. Specialties include soft circuit techniques, AR / VR motion & apparel based exo-suits. Network Resident at Autodesk Technology Center. Design BA.



Steven Savas

Lead Mechanical Engineer

Product development pro with go-to-market history for 30+ biomedical, wearables & consumer electronics products. Conception to testing to production experience for 20+ companies including Intel & APDM Wearable Technologies. Mechanical Engineering BS.